



ANNUAL REPORT 2001







OUR
INNOVATIONS
ARE CLEAR


OUR
INNOVATIONS
ARE CLEAR

MEDICIS 2001

Medicis is the leading independent pharmaceutical company in the United States focusing primarily on the treatment of dermatological conditions. As a specialty pharmaceutical company, Medicis markets brands that treat a variety of skin conditions, including acne, fungal infections, rosacea, hyperpigmentation, photoaging, psoriasis, eczema, skin and skin structure infections, seborrheic dermatitis, head lice and cosmesis (improvement in the texture and appearance of skin). The Company emphasizes the clinical effectiveness, quality, affordability and cosmetic elegance of its products. Successfully executing a four-part growth strategy, Medicis has built its business by expanding sales of existing brands; launching new products from research and development efforts; acquiring complementary products, technologies and businesses; and collaborating with other companies.

[illegible] As an industry leader, Medicis has been the most prolific source of new products for its universe of specialty physicians. In fact, Medicis has successfully introduced at least one new product each fiscal year since 1996.

INNOVATIVE THERAPY INTRODUCTIONS



ALUSTRA™
(hydroquinone)



LUSTRA® and LUSTRA-AF® *redefined the hyperpigmentation market and now* dominate it. The patented formulations combine hydroquinone with a creamy, emollient-rich cosmetic vehicle containing an antioxidant complex and glycolic acid. Similarly, ALUSTRA™ is redefining expectations of photodamage products. Using an advanced, patent-pending technology, ALUSTRA™ provides the skin-rejuvenation properties of a retinoid and hydroquinone in one convenient product.

PLEXION TS™
(sodium sulfacetamide/sulfur)


PLEXION TS
Topical
Suspension

Medicis began with a proven and effective therapy, sodium sulfacetamide and sulfur, and addressed the biggest obstacle to its *expanded use—unpleasant scent. Medicis utilized an* innovative, patent-pending technology to neutralize the sulfur odor, yet retain the ingredients' effectiveness.

Introduced in June 2000 as a *gentle cleanser for rosacea* sufferers, PLEXION™ cleanser has been a resounding success. PLEXION TS,™ a topical suspension for the treatment of comedonal acne in patients with sensitive skin, has run a parallel course of growth following its April 2001 launch.


PLEXION
Cleanser

PLEXION™
(sodium sulfacetamide/sulfur)


OMNICEF
(cefdinir) capsules
300 mg

OMNICEF®
(cefdinir) capsules

Licensed from Abbott Laboratories for the fields of dermatology and podiatry, OMNICEF® is an oral cephalosporin antibiotic indicated for uncomplicated skin and skin structure infections. Its *molecular structure provides* bactericidal activity against *Staphylococcus aureus* (including ß-lactamase-producing strains) and *Streptococcus pyogenes.* OMNICEF® provided Medicis entrance into the skin and skin structure infection category that is estimated to be over $1.5 billion annually.

FAMILY OF PRODUCTS

DYNACIN®
(minocycline HCl)

LOPROX®
(ciclopirox)

LUSTRA®
(hydroquinone)

LUSTRA-AF®
(hydroquinone)

ALUSTRA™
(hydroquinone)

PLEXION™
(sodium sulfacetamide/sulfur)

PLEXION TS™
(sodium sulfacetamide/sulfur)

TRIAZ®
(benzoyl peroxide)

OMNICEF®
(cefdinir) capsules

OVIDE®
(malathion)

LIDEX®
(fluocinonide)

SYNALAR®
(fluocinolone acetonide)

BUPHENYL®
(sodium phenylbutyrate)

ESOTÉRICA®
(fade cream)


PLEXION
LOPROX
LOPROX
OVIDE
TRIAZ
TRIAZ
TRIAZ
LIDEX

Dear Shareholder,

In an unpredictable and highly volatile business world, consistency of performance is a claim made by few companies. I am pleased to report that fiscal 2001 was another strong year of growth and innovation for Medicis. We continue on our path to becoming North America's premier dermatology concern. We stay true, despite the changing nature of the business environment, to the corporate ideals that have led to our success—extraordinary commitment to customer service; honoring and valuing our employees; focused investment in innovation; and making decisions that enhance the long-term value of our Company.

Fiscal 2001 was a year of notable successes. The Company's core brands continued substantial growth in prescription volume; DYNACIN,® TRIAZ,® LUSTRA® and LOPROX® are leaders in their markets, in some instances with twice the market share of the nearest competitor. PLEXION™ and OVIDE,® in a short time, have assumed major positions in their categories, and are on track to becoming market leaders. As always, the Company's formidable sales and marketing team has been an important contributor to the remarkable strength of these Medicis franchises.

Medicis introduced four products to its universe of physicians in fiscal 2001, PLEXION,™ PLEXION TS,™ OMNICEF® and ALUSTRA.™ Already, PLEXION TS™ has taken a substantial share of its market. The Company hopes that OMNICEF® and ALUSTRA™ will also become dramatic successes. Importantly, the Medicis research and development unit developed both PLEXION TS™ and ALUSTRA,™ continuing an impressive record of completing development of 17 products and at least one new product in each fiscal year since 1996. Additionally, the Company licensed OMNICEF® from Abbott Laboratories for the fields of dermatology and podiatry.



During fiscal 2001, the Company formed an important relationship with Corixa Corporation through the licensure of a novel therapeutic approach to psoriasis. We are hopeful that the fruits of this biotechnology collaboration will continue their success in the development process and make their way to a market of seven million American and Canadian psoriasis patients.

In addition to the Corixa/Medicis collaboration, the Company has more than ten drugs in active development. Planned launches of these products reach beyond 2006, representing an extremely rich pipeline. As the Company increases targeted research and development investment, we would expect expansions in product sophistication and revenue potential.

Medicis continues an eight-year record of substantial and increasing profitability. Results of each quarter in fiscal 2001 exceeded analyst consensus expectations. The Company's net income margins continued to lead the U.S. pharmaceutical industry, and gross profit margins remained constant at 82%. *The Wall Street Journal* ranked Medicis as the top listed pharmaceutical company in both the five- and ten-year return categories, validating management's belief that value-oriented strategies create lasting shareholder value.

As Medicis moves forward, we plan to maintain an impressive rate of revenue and earnings growth. Clearly, as a leading company in our market, we have special obligations to our customers, employees and shareholders. We must innovate in research, sales and marketing, and offer products and service that differentiate Medicis from our best competitors. We must also maintain the strong budgetary discipline and risk management that have made Medicis one of the most reliable companies in our industry to shareholders.

To keep our edge, Medicis' employees–starting with me–need to evaluate constantly how best to spend our time, and Company resources, in furtherance of long-term corporate goals. We often encourage one another to look at Company and industry challenges with a fresh perspective, sometimes borrowing research management and commercial techniques from entirely unrelated sectors of the global economy. We are proud to embrace great ideas, no matter what their origin. The Company's openness to change, consistent with our corporate values, frees us to face the complex challenges taking place in the pharmaceutical industry–and to succeed. Therefore, we look to our future with strong confidence. We shall build upon our strong foundation and continue to develop the nation's premier dermatology concern. Some day, when the opportunity is compelling, we shall also apply our strengths to related medical specialties, expanding further the many opportunities for our shareholders and employees.

We at Medicis have the blessing of strong support from our customers, shareholders and families. We shall work to our utmost to vindicate your confidence.

Respectfully,

Jonah Shacknai

Jonah Shacknai
Chairman and Chief Executive Officer

August 2000
Medicis begins promotion of PLEXION™

Medicis and Corixa sign strategic alliance to commercialize novel psoriasis product under development

October 2000
Medicis listed in **Buyside** *magazine's cover story, "Top Performers of the Nasdaq and the NYSE Face Off;" Medicis ranked #45 of the 50 NYSE top performers*

Medicis ranked #66 among the nation's "200 Best Small Companies" by **Forbes** *magazine*

Medicis recognized as one of the 300 world's best small companies by **Forbes Global Business & Finance** *magazine*

February 2001
Corixa, Medicis and Genesis announce Phase II trial preliminary results

Medicis ranked #1 in both five- and ten-year average returns to shareholders as compared against other pharmaceutical companies by **The Wall Street Journal**, *"Performance of 1,000 Major Companies Compared Against Their Peers in 70 Industry Groups: Shareholder Scoreboard"*

April 2001
Medicis introduces PLEXION TS™

May 2001
Medicis licenses OMNICEF® (cefdinir) from Abbott Laboratories for dermatology and podiatry in the U.S.

June 2001
Medicis announces introduction of ALUSTRA™

July 2001
Medicis begins promotion of ALUSTRA™


MEDICIS
The Dermatology Company®

This Annual Report and Financial Summary contains forward-looking statements, which describe the Company's objectives, intentions, goals, strategies, outlook and/or expectations. Forward-looking statements involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in any forward-looking statements as a result of a variety of factors, including those discussed under the heading, "Factors that May Affect Future Results," in the Company's Form 10-K for the fiscal year ended June 30, 2001.

CONDENSED CONSOLIDATED BALANCE SHEETS

	JUNE 30,	
Assets	2001	2000
Current assets:		
Cash and cash equivalents	$ 153,257,738	$ 152,270,780
Short-term investments	180,899,419	133,466,609
Accounts receivable, less allowances: 2001: $5,050,000; 2000: $4,190,000	36,525,525	33,164,092
Inventories	8,750,474	10,001,731
Deferred tax assets	4,805,270	3,366,268
Other current assets	14,640,434	19,018,672
Total current assets	398,878,860	351,288,152
Property and equipment, net	1,964,396	1,758,946
Intangible assets:		
Intangible assets related to product line and business acquisitions	160,274,323	156,569,425
Other intangible assets	10,875,675	899,414
	171,149,998	157,468,839
Less: accumulated amortization	23,873,544	16,286,738
Net intangible assets	147,276,454	141,182,101
Other non-current assets	576,408	1,110,356
	$ 548,696,118	$ 495,339,555
Liabilities		
Current liabilities:		
Accounts payable	$ 12,531,256	$ 10,554,984
Short-term contract obligation	16,160,010	22,000,000
Income taxes payable	262,620	–
Other current liabilities	11,456,686	6,431,617
Total current liabilities	40,410,572	38,986,601
Long-term liabilities:		
Long-term contract obligation	–	14,913,603
Deferred tax liability	4,831,924	4,000,102
Commitments and Contingencies		
Stockholders' Equity		
Preferred Stock, $0.01 par value; shares authorized: 5,000,000; no shares issued	–	–
Class A Common Stock, $0.014 par value; shares authorized: 50,000,000; issued and outstanding: 30,120,095 and 29,069,085 at June 30, 2001 and 2000, respectively	421,681	406,967
Class B Common Stock, $0.014 par value; shares authorized: 1,000,000; issued and outstanding: 422,962 at June 30, 2001 and 2000	5,921	5,921
Additional paid-in capital	407,442,306	372,067,685
Accumulated other comprehensive income	611,218	479,410
Accumulated earnings	104,898,951	64,479,266
Treasury stock, 299,600 shares at cost	(9,926,455)	–
Total stockholders' equity	503,453,622	437,439,249
	$ 548,696,118	$ 495,339,555

See accompanying notes.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED JUNE 30,		
	2001	2000	1999
Operating Activities:			
Net income	$ 40,419,685	$ 42,994,182	$ 41,437,226
Adjustments to reconcile net income to net cash provided by operating activities:			
In-process research and development	–	–	9,500,000
Gain on sale of assets	–	–	(17,650,903)
Depreciation and amortization	8,260,938	7,374,534	5,810,288
(Gain) loss on sale of available-for-sale investments	(1,324,558)	(483,038)	14,658
Other non-cash expenses	28,500	21,000	15,000
Deferred income tax (benefit) expense	(607,180)	2,947,647	(9,792,229)
Provision for doubtful accounts and returns	860,000	375,000	989,000
Accretion of premium on investments	178,486	508,323	179,649
Accretion of discount on contract obligation	1,246,407	2,197,147	1,801,885
Changes in operating assets and liabilities (net of acquired amounts):			
Accounts receivable	(4,221,433)	(1,956,157)	(13,285,268)
Inventories	1,251,257	(1,338,576)	2,298,397
Other current assets	4,378,238	(2,502,530)	(4,134,323)
Accounts payable	1,976,272	1,208,740	2,975,103
Income taxes payable	262,620	(10,659,944)	5,732,786
Tax benefit from the exercise of options	12,886,174	9,728,440	4,329,969
Other current liabilities	5,025,069	(9,176,278)	(4,796,891)
Net cash provided by operating activities	70,620,475	41,238,490	25,424,347
Investing Activities:			
Purchase of property and equipment	(849,686)	(628,941)	(725,165)
Proceeds from sale of product rights	–	39,100,000	10,712,402
Acquisition of businesses, net of cash acquired	–	(5,974,973)	(14,278,840)
Payments for purchase of product rights	(35,711,055)	(36,723,130)	(25,110,371)
Purchase of available-for-sale investments	(200,515,584)	(159,776,955)	(202,169,056)
Sale of available-for-sale investments	50,807,177	29,937,533	52,644,964
Maturity of available-for-sale investments	104,183,000	147,170,951	89,711,000
Change in other assets	33,948	282,382	355,712
Net cash (used in) provided by investing activities	(82,052,200)	13,386,867	(88,859,354)
Financing Activities:			
Payment of notes payable	–	(100,000)	(105,920)
Change in other non-current liabilities	–	(130,278)	6,163
Purchase of treasury stock	(9,926,455)	–	–
Proceeds from the exercise of options	22,474,661	10,174,017	3,842,209
Net cash provided by financing activities	12,548,206	9,943,739	3,742,452
Effect of foreign currency exchange rate on cash and cash equivalents	(129,523)	(17,034)	146
Net increase (decrease) in cash and cash equivalents	986,958	64,552,062	(59,692,409)
Cash and cash equivalents at beginning of year	152,270,780	87,718,718	147,411,127
Cash and cash equivalents at end of year	$ 153,257,738	$ 152,270,780	$ 87,718,718

See accompanying notes.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	YEAR ENDED JUNE 30,		
	2001	2000	1999
Net revenues	$ 167,801,480	$ 139,099,152	$ 116,870,540
Operating costs and expenses:			
Cost of sales	30,696,614	25,911,579	21,633,902
Selling, general and administrative	59,507,765	45,403,841	38,219,119
Research and development	25,515,552	4,902,715	3,396,393
Depreciation and amortization	8,260,938	7,374,534	5,810,288
In-process research and development	–	–	9,500,000
Operating costs and expenses	123,980,869	83,592,669	78,559,702
Operating income	43,820,611	55,506,483	38,310,838
Interest income	16,766,962	14,120,839	11,503,256
Interest expense	(1,262,653)	(2,245,578)	(1,825,200)
Gain on sale of assets	–	–	17,650,903
Income before taxes	59,324,920	67,381,744	65,639,797
Income tax expense	(18,905,235)	(24,387,562)	(24,202,571)
Net income	$ 40,419,685	$ 42,994,182	$ 41,437,226
Basic net income per common share	$ 1.34	$ 1.48	$ 1.46
Diluted net income per common share	$ 1.28	$ 1.41	$ 1.41
Shares used in computing basic net income per common share	30,133,514	29,028,896	28,413,608
Shares used in computing diluted net income per common share	31,693,702	30,498,776	29,462,311

See accompanying notes.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001

NOTE 1. FORMATION AND DEVELOPMENT OF THE COMPANY

Medicis Pharmaceutical Corporation and its wholly owned subsidiaries ("Medicis" or the "Company") is a specialty pharmaceutical company and the leading independent pharmaceutical company in the United States focusing primarily on the treatment of dermatological conditions. The Company offers prescription products and an over-the-counter ("OTC") product, emphasizing the clinical effectiveness, quality, affordability and cosmetic elegance of its products. Medicis develops and markets leading products for major segments within dermatology, including acne, fungal infections, rosacea, hyperpigmentation, photoaging, psoriasis, eczema, skin and skin structure infections, seborrheic dermatitis, head lice and cosmesis (improvement in the texture and appearance of skin). Medicis has built its business by successfully executing a four-part growth strategy. The Company's growth strategy includes: (1) expanding sales of existing brands; (2) launching new products from research and development efforts; (3) acquiring complementary products, technologies and businesses; and (4) collaborating with other companies.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of Medicis and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current period presentation.

Cash and Cash Equivalents

At June 30, 2001, cash and cash equivalents included highly liquid investments invested in money market accounts consisting of government securities and high-grade commercial paper. These investments are stated at cost, which approximates fair value. The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

Investments

The Company accounts for investments under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses reported in stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and interest and dividends on securities are included in interest income. The cost of securities sold is based upon the specific identification method.

Inventories

The Company utilizes third parties to manufacture and package inventories held for sale, takes title to certain inventories once manufactured, and warehouses such goods until packaged for final distribution and sale. Inventories consist of salable products held at the Company's warehouses, as well as at the manufacturers' facilities, and are valued at the lower of cost or market using the first-in, first-out method.

Inventories are as follows:

	JUNE 30, 2001	JUNE 30, 2000
Raw materials	$ 3,066,582	$ 2,700,695
Finished goods	5,683,892	7,301,036
Total inventories	$ 8,750,474	$ 10,001,731

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of property and equipment (three to five years). Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining lease term.

Property and equipment consist of the following:

	JUNE 30, 2001	JUNE 30, 2000
Furniture, fixtures and equipment	$ 2,896,202	$ 2,225,969
Leasehold improvements	502,611	480,970
	3,398,813	2,706,939
Less: accumulated depreciation	(1,434,417)	(947,993)
	$ 1,964,396	$ 1,758,946

Intangible Assets

Intangible assets resulting from acquisitions of products and businesses principally consist of the excess of the fair value attributed to the related developed products and are being amortized on a straight-line basis over a 10- to 25-year period. The Company assesses the recoverability of intangible assets resulting from these acquisitions based upon expected future undiscounted cash flows on a product-line basis along with other relevant information.

Other Current Liabilities

Other current liabilities are as follows:

	JUNE 30, 2001	JUNE 30, 2000
Accrued incentives	$ 4,132,927	$ 3,066,000
Other accrued expenses	7,323,759	3,365,617
	$ 11,456,686	$ 6,431,617

Revenue Recognition

The Company recognizes revenue pursuant to Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101"). Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is both fixed and determinable; and (iv) collectibility is reasonably probable.

Revenue from product sales is recognized upon shipment, net of discounts, rebates and estimated allowances for chargebacks and returns. The Company principally authorizes returns for damaged products and exchanges for expired products in accordance with its "Return Goods Policy and Procedures," and establishes reserves for such amounts at the time of sale. The Company has not experienced significant returns of damaged or expired products.

Advertising

The Company expenses advertising as incurred. Advertising expenses for the fiscal years ended June 30, 2001 ("fiscal 2001"), June 30, 2000 ("fiscal 2000") and June 30, 1999 ("fiscal 1999") were approximately $15,016,000, $11,521,000 and $11,922,000, respectively.

Stock-Based Compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for employee stock option grants. All stock-based awards to non-employees are accounted for at their fair value in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees."

Shipping Costs

Substantially all costs of shipping products to customers are included in selling, general and administrative expense.

Research and Development Costs

All research and development costs, including payments related to products under development and research consulting agreements, are expensed as incurred.

The Company records expenses for up-front, non-refundable research and development payments in the period they are paid, given that there is no recourse provision against the collaboration partner for failing to continue to move the product toward commercialization. The timing of these payments will vary depending upon collaboration opportunities available to Medicis. Due to the uncertainty of when these opportunities may be available, Medicis cannot determine in which quarter these future payments may be made.

Income Taxes

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

During fiscal 2001, 2000 and 1999, the Company made tax payments of $8,233,000, $14,180,000 and $19,837,000, respectively.

Income tax expense for the three years ended June 30, 2001, 2000 and 1999 differs from the amount computed, applying the federal statutory rates as follows:

	JUNE 30,		
	2001	2000	1999
Statutory federal income tax rate	35.0%	35.0%	35.0%
State tax rate, net of federal benefit	0.9	1.7	2.5
Tax-exempt interest	(3.5)	(2.3)	(2.0)
Other	(0.5)	1.8	1.4
	31.9%	36.2%	36.9%

The Company's reported effective tax rate decreased in fiscal 2001 primarily due to a change in investment mix to non-taxable securities, contributions to charitable programs that receive favorable tax treatment and an increase in the Company's research and development tax credits.

Earnings Per Share

Basic and diluted earnings per common share are calculated in accordance with the requirements of Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

Statements of Cash Flows

Non-cash investing and financing activities were as follows:

	JUNE 30,		
	2001	2000	1999
Note receivable from the sale of assets	$ –	$ –	$ 39,100,000

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates based upon future events, which could include, among other risks, changes in the regulations governing the manner in which the Company sells its products, changes in the health care environment and the reliance on contract manufacturing services.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities reported in the condensed consolidated balance sheets approximates fair value because of the immediate or short-term maturity of these financial instruments.

Segment Information

The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," ("SFAS No. 131"). SFAS No. 131 established standards for reporting information regarding operating segments in annual financial statements and requires selected information to be presented in interim financial reports issued to shareholders. SFAS No. 131 also established standards for related disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the Company's consolidated financial position, results of operations or financial statement disclosures, as the Company operates only one business segment.

Recently Issued Accounting Standards

The Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," in the first quarter of fiscal 2001 with no effect to the Company's financial position or results of operations.

In December 1999, the Securities and Exchange Commission (SEC) issued SAB 101. SAB 101 provides guidance related to revenue recognition based upon interpretations and practices followed by the SEC. The adoption of SAB 101 did not affect the Company's consolidated financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations," ("SFAS No. 141"), and No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142"). Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives. The Company is currently reviewing the impact of SFAS No. 141 and SFAS No. 142. The Company is required to adopt SFAS No. 141 for business combinations commencing after July 1, 2001, and is required to adopt SFAS No. 142 on July 1, 2002. The Company is evaluating the provisions of SFAS No. 142 and the interpretations being developed to determine whether the Company will implement SFAS No. 142 as of July 1, 2001, which is permitted under the standard. At the time of the printing of this Annual Report, the Company has not yet determined the potential impact of the standard and whether the Company will adopt the provision early.

NOTE 3. STRATEGIC COLLABORATIONS, ACQUISITIONS AND DIVESTITURES

On May 10, 2001, Abbott Laboratories, Inc. ("Abbott") and Medicis entered into an exclusive agreement for Medicis to promote OMNICEF® (cefdinir) capsules. OMNICEF,® a cephalosporin antibiotic, is for the treatment of uncomplicated skin and skin structure infections. Medicis will promote OMNICEF® in the U.S. market to dermatologists and podiatrists and will receive revenue from prescriptions generated in these categories. Abbott will continue to promote OMNICEF® to primary care physicians and pediatricians. In the U.S., the market for treatment of bacterial skin and skin structure infections is estimated to be more than $1.5 billion.

On August 15, 2000, Medicis entered into a multi-year development, commercialization and license agreement covering Corixa Corporation's ("Corixa") novel psoriasis immunotherapeutic product, PVAC.™ Under terms of the agreement, Medicis made a non-refundable payment to Corixa of $17.0 million at closing, with additional potential development milestone payments of $35 million, and potential commercialization and cumulative net sales threshold milestone payments of $55 million. Additionally, upon regulatory approval and commercial sale of the product, Medicis will purchase inventory from Corixa and pay royalties on net sales of the product. Medicis also recorded $788,000 in research and development expenses related to this development, commercialization and license agreement. Medicis will continue to seek opportunities such as the Corixa collaboration to enhance its research and development pipeline. The Company records expenses for up-front, non-refundable research and development payments in the period they are paid, given that there is no recourse provision against the collaboration partner for failing to continue to move the product toward commercialization. The timing of these payments will vary depending upon collaboration opportunities available to Medicis. Due to the uncertainty of when these opportunities may be available, Medicis cannot determine in which quarter these future payments may be made.

On September 21, 1999, the Company purchased VECTRIN,® a branded minocycline HCl product line, and ownership of its Abbreviated New Drug Application ("ANDA") from Warner Chilcott, plc ("Warner Chilcott"). Under terms of the agreement, the Company paid Warner Chilcott $11.1 million cash at closing and paid an additional $2.0 million in contingent payments in April 2000. Additionally, the Company is making royalty payments and may be obligated to make additional milestone payments conditioned upon the occurrence of certain events.

On June 29, 1999, the Company sold the OTC products ZOSTRIX,® EXOREX™ and THERAPLEX® and the prescription product ZONALON® to Bioglan Pharma plc ("Bioglan"). Bioglan paid cash of $900,000 and issued a note receivable for $39.1 million, which was collected in July 1999. Under terms of the agreement, the Company purchased IMX Pharmaceutical, Inc.'s ("IMX") 49.0% interest in the EXOREX™ joint venture for $3.6 million. On June 25, 1998, the Company paid $4.0 million for its 51.0% interest in the EXOREX™ joint venture.

On April 19, 1999, the Company acquired 100% of the common stock of Ucyclyd Pharma, Inc. ("Ucyclyd"), a privately held pharmaceutical company based in Baltimore, Maryland, for net cash of approximately $14.3 million. Ucyclyd's primary product, the orphan drug BUPHENYL,® is indicated in the treatment of Urea Cycle Disorder. Under terms of the agreement, the Company paid $15.1 million at the close of the transaction, paid an additional $5.7 million in contingent payments in April 2000, and may be required to pay an additional $2.7 million upon regulatory approval of a product line extension. The business acquired was not significant under SEC rules.

On March 17, 1999, the Company sold nine dermatological products to Bioglan for a net cash payment of $9.8 million. The products included in the transaction were: A-FIL,™ AFIRM,® BENZASHAVE,® BETA-LIFTx,® METED,® PRAMEGEL,® PACKER'S TAR SOAP,® THERAMYCIN Z® and TEXACORT.® Under a separate agreement, the Company licensed three additional products to Bioglan for a period of three years with a buyout option of $15.5 million at the end of the term. Under this agreement, the Company receives quarterly license revenues. The products included in this license agreement were: OCCLUSAL-HP,® PENTRAX® and SALAC.®

On November 29, 1998, the Company agreed to license, with an option to purchase, the LOPROX,® TOPICORT® and A/T/S® products from Aventis Pharma as successor-in-interest to Hoechst Marion Roussel. The Company, using cash reserves, paid $22.0 million at the close of the transaction, made one payment of $22.0 million in November 1999 and another payment of $22.0 million in November 2000. The Company has the option to purchase the products for $16.5 million in November 2001. The purchase price is recorded at its discounted value as a short-term obligation. The discount is being recorded as interest expense over the related period. For accounting purposes, the Company recorded the transaction as an acquisition. In conjunction with this acquisition, the Company recorded a charge to operations of $9.5 million, based upon an independent valuation, relating to acquired in-process research and development for projects that are in various stages of development, have not reached technological feasibility, and have no known alternative future uses.

The efforts required to develop the acquired in-process research and development into commercially viable products include completion of the development stages of the commercially viable products, clinical-trial testing, Food and Drug Administration approval and commercialization. Due to the nature of the pharmaceutical development process, the Company anticipates incurring additional costs to develop these products. However, there is no certainty that any of these development efforts will result in commercially viable products. During fiscal 2001, the Company incurred development costs of approximately $1.6 million related to the acquired in-process research and development, and should all of the remaining projects continue to move toward commercialization, the Company estimates that future expenditures could approximate $7.0 million over the next few years.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Medicis Pharmaceutical Corporation

We have audited, in accordance with generally accepted auditing standards in the United States, the consolidated balance sheets of Medicis Pharmaceutical Corporation and subsidiaries at June 30, 2001 and 2000 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2001 (not presented separately herein) and in our report dated August 8, 2001, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheets, statements of income and cash flows is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Ernst & Young LLP

Phoenix, Arizona
August 8, 2001

SELECTED FINANCIAL DATA

The following selected financial data has been derived from the consolidated financial statements of Medicis Pharmaceutical Corporation for the fiscal years 2001, 2000, 1999, 1998 and 1997. Gross profit does not include amortization of the related intangibles.

Statements of Operations Data:

	JUNE 30,				
(in thousands, except per share data)	2001	2000	1999	1998	1997
Net revenues	$ 167,801	$ 139,099	$ 116,871	$ 77,571	$ 41,159
Gross profit	137,105	113,188	95,236	63,592	31,797
Operating expenses:					
Selling, general and administrative	59,507	45,404	38,219	27,424	16,484
Research and development expenses	25,516	4,903	3,396	2,885	1,450
Depreciation and amortization	8,261	7,375	5,810	2,903	999
In-process research and development	–	–	9,500	35,400	–
Total operating expenses	93,284	57,682	56,925	68,612	18,933
Operating income (loss)	43,821	55,506	38,311	(5,020)	12,864
Other:					
Gain on sale of assets	–	–	17,650	–	–
Net interest income	15,504	11,875	9,678	7,037	3,787
Income tax (expense) benefit	(18,905)	(24,387)	(24,202)	(14,424)	694
Net income (loss)	$ 40,420	$ 42,994	$ 41,437	$ (12,407)	$ 17,345
Basic net income (loss) per common share	$ 1.34	$ 1.48	$ 1.46	$ (0.51)	$ 0.88
Diluted net income (loss) per common share	$ 1.28	$ 1.41	$ 1.41	$ (0.51)	$ 0.83
Number of shares used in computing basic net income (loss) per common share	30,134	29,029	28,414	24,102	19,788
Number of shares used in computing diluted net income (loss) per common share	31,694	30,499	29,462	24,102	20,891

Balance Sheet Data:

	JUNE 30,				
(in thousands)	2001	2000	1999	1998	1997
Cash, cash equivalents and short-term investments	$ 334,157	$ 285,737	$ 237,304	$ 237,921	$ 85,132
Working capital	358,468	312,302	278,612	262,956	94,803
Total assets	548,696	495,340	467,510	352,350	140,537
Long-term obligations	–	14,914	34,716	95	111
Stockholders' equity	503,454	437,439	373,748	324,495	131,565

Cash Flow Data:

	JUNE 30,				
(in thousands)	2001	2000	1999	1998	1997
Net cash provided by operating activities	$ 70,620	$ 41,238	$ 25,424	$ 14,745	$ 13,787

DIRECTORS

Jonah Shacknai
Chairman and Chief Executive Officer
Medicis Pharmaceutical Corporation

Arthur G. Altschul, Jr.
Managing Partner
Diaz & Altschul Group, LLC

Spencer Davidson
President and Chief Executive Officer
General American Investors
Company, Inc.

Peter S. Knight
President
Sage Venture Partners

Michael A. Pietrangelo
of Counsel
Pietrangelo Cook, PLC

Philip S. Schein, M.D.
President (USA)
International Network for Cancer
Treatment and Research
and President
The Schein Group

Lottie Shackelford
Executive Vice President
Global USA, Inc.

EXECUTIVE OFFICERS

Jonah Shacknai
Chairman and Chief Executive Officer

Joseph P. Cooper
Executive Vice President
Business Development

Richard J. Havens
Executive Vice President
Sales and Marketing

Mark A. Prygocki, Sr.
Executive Vice President
Chief Financial Officer
Corporate Secretary and Treasurer

Mitchell S. Wortzman, Ph.D.
Executive Vice President
Research and Development

SHAREHOLDER INFORMATION

Headquarters
8125 North Hayden Road
Scottsdale, Arizona 85258-2463
Telephone 602.808.8800
Facsimile 602.808.0822
www.medicis.com

STOCK LISTING


MRX
Listed
NYSE

TRANSFER AGENT

Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone 800.468.9716
E-mail: stocktransfer@wellsfargo.com

INDEPENDENT AUDITORS

Ernst & Young LLP
Phoenix, Arizona

FORM 10-K

The Company's Form 10-K Annual Report for the fiscal year ended June 30, 2001, filed with the Securities and Exchange Commission, may be obtained without charge upon written request to:

Libby Ivy
Director, Investor Relations and
Corporate Communications
Medicis Pharmaceutical Corporation
8125 North Hayden Road
Scottsdale, Arizona 85258-2463

Full prescribing information for any Medicis prescription product is available by contacting the Company.
All market share claims contained in this Annual Report are based upon data provided by IMS HEALTH.
NOTE: OMNICEF® is a registered trademark of Abbott Laboratories, Inc. under license from Fujisawa Pharmaceutical Co., Ltd.
All other marks (or brands) and names are the property of Medicis Pharmaceutical Corporation or its Affiliates.